SECURI

19007902

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAR 01 2019
Washington DC
416

SEC FILE NUMBER
8-26901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVE
(No. and Street)

ORLANDO	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMMY TIPTON (407)-650-1032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

200 S. ORANGE AVE, SUITE 2050	ORLANDO	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TAMMY TIPTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE PAYNE
Notary Public - State of Florida
Commission # GG 032246
My Comm. Expires Sep 21, 2020
Bonded through National Notary Assn

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CNL®

Erin M. Gray
Group General Counsel
Chief Compliance Officer
CNL Securities Corp.
Member FINRA/SIPC

tel 407-540-2622
cell 407-453-0796
erin.gray@cnl.com

CNL Center at City Commons
450 S. Orange Ave.
Orlando, Florida 32801-3336

Mailing Address
P.O. Box 4920
Orlando, Florida 32802-4920

Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accountants

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2018

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2018

Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2018

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Table of Contents

GRANT THORNTON LLP
200 S. Orange Ave., Suite 2050
Orlando, FL 32801

D +1 407 481 5100
F +1 407 481 5190
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twitter.com/granthorntonus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CNL Securities Corp.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of CNL Securities Corp. (a Florida corporation) (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis,

Grant Thornton

evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2007.

Orlando, Florida
February 27, 2019

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Financial Condition (*in thousands, except per share and share data*)
December 31, 2018

Assets		
Cash	$	4,182
Prepaid expenses and other assets		118
Property and equipment – net		97
Accounts receivable – related parties		2
Total assets	$	4,399
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	1,311
Commissions payable to brokers and dealers		192
Due to parent		156
Total liabilities		1,659
Commitments and Contingencies (Notes F, G and I)		
Stockholder's equity:		
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding		-
Additional paid-in capital		161,015
Accumulated deficit		(158,275)
Total stockholder's equity		2,740
Total liabilities and stockholder's equity	$	4,399

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Operations ***(in thousands)***
For the Year Ended December 31, 2018

Revenues:		
Commissions and fees	$	2,238
Total revenues		2,238
Expenses:		
Commissions expense to brokers and dealers		2,051
Commissions expense to employees		141
Selling expenses		2,634
Salaries and benefits		11,142
General and administrative expenses		2,870
Servicing & liabilities release expenses		2,669
Total expenses		21,507
Net loss	$	(19,269)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2018	$ -	$ 142,015	$ (139,006)	$ 3,009
Net loss	-	-	(19,269)	(19,269)
Capital contributions from parent	-	19,000	-	19,000
Balance, December 31, 2018	$ -	$ 161,015	$ (158,275)	$ 2,740

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Cash Flows (*in thousands*)
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(19,269)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		39
Loss on disposal of assets		1
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		(26)
Accounts receivable – related parties		134
Accounts payable and accrued liabilities		520
Commissions payable to brokers and dealers		(224)
Due to parent		30
Net cash used in operating activities		(18,795)
Cash flows from financing activities:		
Capital contributions from parent		19,000
Net cash provided by financing activities		19,000
Net increase in cash		205
Cash at beginning of year		3,977
Cash at end of year	$	4,182

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and is a wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the broker-dealer for the sale of shares in publicly registered, nontraded offerings as well as a private placement ("the offerings"). Commissions and fees are generated from the sale of these shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to brokers and dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable – related parties, accounts payable and accrued liabilities, due to parent and commissions payable to brokers and dealers approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees are charged on each broker-dealer transaction at the date the investor is admitted as a shareholder. The commissions and fees and related expenses from the sale of shares of the offerings are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a shareholder.

For certain share classes, in addition to upfront commissions and fees, ongoing distribution and shareholder servicing fees are charged on each broker-dealer transaction. The upfront commissions and fees are charged and recorded at the date the investor is admitted as a shareholder. The performance obligation is satisfied on this date because that is when the pricing is agreed upon and the risks and rewards of ownership transfer to the purchaser. The ongoing distribution and shareholder servicing fees are charged monthly in arrears for Corporate Capital Trust II (CCT II) and CNL Strategic Capital, LLC and quarterly for CNL Healthcare Properties II, Inc. (CHP II). Revenue is recognized monthly as that is when the fee is determinable and the performance obligations have been completed.

Notes to Financial Statements (*in thousands*)

Accounts Receivable – Related Parties:

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. There were no amounts written off during the year ended December 31, 2018.

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded currently as income or expense. Depreciation is computed beginning on the date the asset is placed into service using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-7
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity for income tax purposes. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of January 1, 2018 and December 31, 2018, the Company recorded no liability for uncertain tax positions. The Company and its parent, CFG I, may still be subject to examination by the respective tax jurisdictions for tax years subsequent to 2014.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law. We have evaluated the effect on the Tax Act on our financial statements, noting no material impact.

Notes to Financial Statements (*in thousands*)

Recently Issued Accounting Pronouncements:

Occasionally, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on its financial statements upon adoption.

Revenue Recognition. In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09") amending its accounting guidance related to revenue recognition. Under ASU 2014-09 and subsequently issued amendments, revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgements and changes in judgements and assets recognized from costs incurred to obtain or fulfill a contract. The guidance in ASU 2014-09 and subsequently issued amendments was effective for us on January 1, 2018. The standard permits either the retrospective or cumulative effective transition method. We adopted this guidance utilizing the modified retrospective method.

Under prior guidance, up-front commissions and fees were recognized as revenue on the date the investor was admitted as a shareholder. The ongoing distribution and shareholder servicing fees were recorded monthly for CCT II and CNL Strategic Capital, LLC and quarterly for CHP II as earned. Upon adopting the new guidance, we had no material changes to our accounting for commissions and fees revenue.

Leases. In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). The new guidance requires that lessees recognize all leases, including operating leases, with a term greater than 12 months on-balance sheet and also require disclosure of key information about leasing transactions. The guidance in ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has adopted this guidance beginning January 1, 2019 with no material impact on its financial statements.

Note B - Related Party Transactions

Transactions with Affiliated Companies:

The Company serves as a broker-dealer for related party publicly registered, nontraded offerings as well as a private placement. Certain officers of CFG and affiliates of the Company are also officers and directors of the public offerings and the private placement.

Pursuant to the dealer manager agreements between the Company and CNL Growth Properties III, LLC, CCT II, CHP II, and CNL Strategic Capital LLC, the Company is entitled to receive selling commissions, dealer manager fees, and on-going distribution and shareholder servicing fees on gross offering proceeds raised.

Notes to Financial Statements (*in thousands*)

	CNL Growth Properties III, LLC	CNL Strategic Capital LLC	Corporate Capital Trust II	CNL Healthcare Properties II, Inc.
Class A				
Selling commission (per share)	7.00%	6.00%	N/A	6.00%
Dealer manager fee (per share)	1.50%	2.50%	N/A	2.50%
Class T				
Selling commission (per share)	N/A	3.00%	2.00%	2.00%
Dealer manager fee (per share)	N/A	1.75%	2.75%	2.75%
Shareholder servicing fees (per share)	N/A	1.00% (1)	1.00% (2)	1.00% (3)
Class D				
Shareholder servicing fees (per share)	N/A	0.50% (1)	N/A	N/A

(1) For CNL Strategic Capital LLC., the shareholder servicing fee is paid at an annualized rate of 1.00% for class T and 0.50% for class D of the estimated net asset value per share, accrued daily and payable on a monthly basis in arrears.

(2) For CNL Corporate Capital Trust II, the shareholder servicing fee is paid at an annualized rate of 1.00% of the net asset value per share, excluding shares issued through the distribution reinvestment plan. The ongoing shareholder servicing fee is accrued daily based on the most recently published net asset value payable monthly in arrears. The fund stopped selling shares on January 17, 2018.

(3) For CNL Healthcare Properties II, Inc., the shareholder servicing fee is paid at an annualized rate of 1.00% of the current gross offering price per share, payable on a quarterly basis in arrears. The fund stopped selling shares on October 1, 2018.

The Company reallows all selling commissions earned to participating brokers and dealers. In addition, the Company also receives a dealer manager fee, which may be reallowed to participating brokers and dealers.

The remainder of the shareholder servicing fees for CCT II and CHP II were accrued during 2018, after the funds were closed, and is recorded as servicing and liabilities release expense in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

The Company earned upfront commissions, dealer manager fees, and ongoing distribution and shareholder servicing fees from related entities for the year ended December 31, 2018 of $885, $671 and $654, respectively. With certain purchases of shares, the upfront selling commission and/or dealer manager fee may be reduced or eliminated. At December 31, 2018, the Company had receivables for commissions and fees due from related parties of $2.

At December 31, 2018, the Company owed $156 to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

The Company provides due diligence services to the offerings for which it receives fees. For the year ended December 31, 2018, such fees amounted to $28 and are included in commissions and fees in the accompanying statement of operations.

Affiliates of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Costs are allocated based on headcount. Amounts paid for these services amounted to $1,104 for the year ended December 31, 2018 and are included in general and administrative expenses in the accompanying statement of operations.

Contribution of Capital:

Historically, the Company has sustained losses and is dependent upon the willingness and ability of it's parent to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements for the next twelve months. CFG intends to continue to support the Company over the next twelve months. CFG contributed capital totaling $19,000 during the year ended December 31, 2018.

Note C – Property and Equipment

As of December 31, 2018, property and equipment consisted of the following:

Computer software and hardware	$	912
Office furnishings, fixtures and equipment		185
Leasehold improvements		65
		1,162
Less: Accumulated depreciation and amortization		(1,065)
	$	97

Depreciation and amortization expense amounted to $39 for the year ended December 31, 2018 and is included in general and administrative expenses in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

Note D – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that the Company is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2018 was $2,524 and 6 2/3% of aggregate indebtedness was $111. Excess net capital of the Company as of December 31, 2018 was $2,413.

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2018, and is exempt from rule 15c3-3 under paragraph (k)(2)(i) because the Company does not carry securities accounts for customers or perform custodial functions for customer securities.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the computation of net capital in the accompanying Schedule I.

Note E – 401(k) Plan

Employees of the Company are included in CFG's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2018, the Company's contribution amounted to $251, and is included in salaries and benefits in the accompanying statement of operations.

Note F – Deferred Compensation Obligations

Stock Awards:

During 2016, the Company entered into agreements with certain key employees for awards of stock in CCT II. The awards are based on phantom shares of CCT II with rights of cash dividend equivalents and rights and obligations of share price changes. These awards vest equally over three years and are paid out in shares of CCT II within sixty days of vesting, subject to the key employee's continued employment with the Company. Benefits vested during the year ended December 31, 2018 amounted to $131 and is included in salaries and benefits expense in the accompanying statement of operations. Unvested benefits amounted to $136 at December 31, 2018.

Note G – Obligations Under Operating Leases

Under an expense sharing agreement with CFG, the Company has been allocated a portion of a non-cancelable operating lease. The lease provides for minimum monthly payments through July 2026, currently allocated at $17 per month, including consideration for the escalation clause. Rent expense relating to the Company's square footage allocation of this lease agreement totaled $202 for the year ended December 31, 2018 and is included in general and administrative expenses in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

The Company's allocation of future minimum lease payments as of December 31, 2018 is as follows:

Year ending December 31,		
2019	$	199
2020		205
2021		212
2022		218
2023		224
Thereafter		610
	$	1,668

Note H – Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash, accounts receivable, and commissions and fees.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At times during the year and at December 31, 2018, balances in these accounts exceeded the federally insured limits; however, the Company has not experienced any losses in such accounts.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity being substantially all from the sale of securities of affiliated entities (see Note B).

Note I - Contingencies

From time to time, the Company is party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

The Company has been in discussions with FINRA pursuant to Rule 2310 and underwriting costs that may be deemed to exceed the permissible 10% of gross offering proceeds. The inquiries are ongoing and the amount of liability, if any, is unknown. Although FINRA has the right to impose a fine or other sanction if it deems the underwriting expenses were in excess of their permissible amount, it is difficult to ascertain a specific amount given the early stages of the communications with FINRA and the fact that the amount of an overage, if any, was not borne by the shareholders of the offerings.

Note J – Subsequent Events

The Company evaluated all subsequent events through the date that the accompanying financial statements were available to be issued.

Supplemental Schedules

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

Computation of Net Capital

Total Ownership Equity	$ 2,739,824
Non-Allowable Assets:	
Prepaid expenses and other assets	117,975
Property and equipment, net	96,550
Non-allowable receivables	1,228
Total non-allowable assets	215,753
Net Capital	$ 2,524,071

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness of $1,659,067)	$110,605
Minimum dollar net capital requirement	25,000
Net capital requirement	110,605
Excess net capital	2,413,466
Excess net capital at 1000%	2,358,164
Percentage of aggregate indebtedness to net capital	66%

Note: There are no material differences between the preceding computation and the Company's unaudited part IIA of Form X-17a-5 as of December 31, 2018.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company claims exemption from the provisions of Rule 15c3-3 as of December 31, 2018 under the Securities and Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraphs (k)(2)(i) of the Rule.

Report of Exemption and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2018

GRANT THORNTON LLP
200 S. Orange Ave., Suite 2050
Orlando, FL 32801

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CNL Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CNL Securities Corp. (a Florida corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Orlando, Florida
February 27, 2019

CNL Securities Corp. Exemption Report

CNL Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) from January 1, 2018 through December 31, 2018.

CNL Securities Corp.

I, Tammy Tipton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Financial Operations Principal, CNL Securities Corp.

February 20, 2019